Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$28,000,000.00	$1,996.40(1)

(1)	The filing fee of $1,996.40 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $1,996.40 due for this offering is offset against the $16,693.76 remaining of the fees most recently paid on August 9, 2010, of which $14,697.36 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

Pricing Supplement No. 2010 – MTNDD652, Dated November 15, 2010

(To Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

US$28,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon the Dow Jones – UBS Commodity Index Total ReturnSM Due December 22, 2011

The return on the notes, if any, will be based upon the performance of the Dow Jones-UBS Commodity Index Total ReturnSM (the “index”).

Unless redeemed by you or called by us, the notes will mature on December 22, 2011. The notes will bear interest at a floating rate equal to three-month LIBOR. Interest on the notes will be paid at maturity or upon your redemption or our call of the notes.

The notes are not principal protected. The amount you receive at maturity or upon your redemption or our call of the notes may be less than your initial investment in the notes.

On any index business day during the term of the notes you may redeem the notes you then hold, in whole, in exchange for (i) the principal amount of the notes, plus (ii) the supplemental return amount as determined on the index business day on which the notice of redemption is received by us or on the following index business day, as applicable, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon your redemption of the notes may be less than your initial investment in the notes.

If on any index business day during the term of the notes the closing value of the index is less than or equal to 85% of the starting value of the index, we will call the notes in exchange for (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the index business day following that index business day, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon our call of the notes may be less than your initial investment in the notes.

If you do not redeem and we do not call the notes, you will receive at maturity (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on December 15, 2011, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive at maturity may be less than your initial investment in the notes.

On any index business day during the term of the notes, the supplemental return amount includes a leverage factor of three times the principal amount of the notes, will be based on the change in the value of the index from the pricing date to that index business day and will be determined after deducting (a) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the pricing date to but including that index business day, and (b) a 0.33% annual fee accrued from but excluding the pricing date to but including that index business day. See “Description of the Notes—Supplemental Return Amount.”

The notes will be issued in minimum denominations and integral multiples of US$1,000.

We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000.00	US$	28,000,000.00
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc. (before expenses)	US$	1,000.00	US$	28,000,000.00

We expect that delivery of the notes will be made against payment therefor on or about November 22, 2010. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Dow Jones-UBS Commodity Index Total ReturnSM and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal Protected. You May Receive Less than Your Initial Investment at Maturity or Upon Your Redemption or Our Call of the Notes if the Value of the Index Declines or Does Not Increase Significantly

The amount payable at maturity or upon your exercise of the redemption option or our call of notes, if any, will be based on the performance of the index from the pricing date to the relevant index business day and will be determined after deducting certain amounts. As a result, if the value of the index declines, remains the same or does not increase significantly, the amount you receive for each note will be less than the US$1,000 you paid for each note. This will be true even if the value of the index at one or more times during the term of the notes exceeds the value of the index on the pricing date.

The Calculation of the Supplemental Return Amount Will Have the Effect of Reducing Your Return on the Notes

Because the supplemental return amount on any index business day will be determined after deducting (i) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the pricing date to but including that index business day, and (ii) a 0.33% annual fee accrued from but excluding the pricing date to and including that index business day, the value of the index must significantly increase for the amount payable at maturity or upon your redemption or our call of the notes to be greater than your initial investment in the notes.

Leverage Increases the Sensitivity of Your Notes to Changes in the Value of the Index

Because the supplemental return amount includes a leverage factor of three times the principal amount of the notes, changes in the value of the index will have a greater impact on the amount payable at maturity, your redemption, or our call than on a payout on securities that are not so leveraged. In particular, any decrease in the value of the index would result in a significantly greater decrease in the supplemental return amount and you would suffer losses on your investment in the notes substantially greater than you would if the supplemental return amount did not contain a leverage component.

The Redemption Option Must be for at Least US$28,000,000 Notes Per Holder

If you elect to exercise your redemption option, you must offer to redeem at least 28,000 notes (US$28,000,000 aggregate principal amount) at one time. To redeem your notes on any index business day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any day during the term of the notes; and (3) transfer your book-entry interest in the notes to the trustee on our behalf on the fifth index business day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any index business day, your redemption will be effective on that index business day. If we receive your official notice of redemption on a day that is not an index business day or after 10:00 a.m. (New York City time) on any index business day, your redemption will be effective on the first index business day following that day.

The Historical Performance of the Index Is Not an Indication of the Future Performance of the Index

The historical performance of the index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the index during the term of the notes. Changes in value of the index will affect the trading price of the notes, but it is impossible to predict whether the value of the index will fall or rise.

The Notes have a Mandatory Call Feature, Which Increases the Likelihood of Loss on Your Investment

We will call the notes on the index business day following any index business day on which the closing value of the index is less than or equal to 85% of the starting value of the index in exchange for (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the index business day following that index business day. Therefore, upon our call of the notes, the likelihood of loss on your investment in the notes would be greater because the value of the index on the relevant index business day may be significantly lower than the starting value.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will receive a coupon at a floating rate equal to three-month LIBOR payable at maturity or upon your redemption or our call of the notes. The three-month LIBOR will reset and be compounded two business days prior to the 22nd of each November, February, May and August. As a result, if you do not redeem and we do not call the notes, the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

Higher Future Prices of the Futures Contracts Underlying the Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts underlying the index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify September expiration. As time passes, the contract expiring in September is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the September contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the index, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the index and, accordingly, decrease your return on the notes, if any.

The Prices of Commodities Are Highly Volatile and Affected by Many Complex Factors

The market prices of the underlying commodity interests are volatile and may fluctuate rapidly based on numerous factors. These include, among other things, changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the index and thus, the supplemental return amount and the market value of the notes.

Changes in the Composition and Valuation of the Dow Jones-UBS Commodity Index Total ReturnSM May Adversely Affect the Amount You Receive at Maturity and the Market Value of the Notes

The composition of the index may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the index fail to satisfy such criteria. The weighting factors applied to each commodity included in the index may change annually, based on changes in commodity production and volume statistics. In addition, UBS Securities LLC (“UBS”), Dow Jones & Company, Inc. (“Dow Jones”) and CME Group Index Services LLC (“CME Indexes”), may modify the methodology for determining the composition and weighting of the index and for calculating their value in order to assure that the index represents a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the commodity indices, and for valuing the commodity indices, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the supplemental return amount and the market value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Index. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the index on the pricing date and the future value of the index. However, changes in the value of the index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the index will continue to fluctuate from that time to the time when the ending value of the index is determined. If you choose to sell your notes when the value of the index is less than its closing value on the pricing date, you are likely to receive less than the amount you originally invested.

Trading prices of the futures contracts underlying the index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the underlying future contracts are traded. These factors are described in more detail in “—The Prices of Commodities Are Highly Volatile and Affected by Many Complex Factors” above.

Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the index changes during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the index or the value of the index itself.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts underlying the index or in other instruments, such as options, swaps or futures, based upon the index or the futures contracts underlying the index. This hedging activity could affect the value of the index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the futures contracts or commodities underlying the index, such as options, swaps or futures, based upon the futures contracts or commodities underlying the index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price of the futures contracts or commodities underlying the index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

You Will Not Have Any Rights with Respect to Any Futures Contracts or Commodities Underlying the Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the future contracts or commodities underlying the index. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the index.

You Will Not Have Any Rights Against the Publishers of the Dow Jones-UBS Commodity Index Total ReturnSM

You will have no rights against the publishers of the index, even though the amount you receive at maturity, redemption or call will depend upon the daily closing price and the applicable ending value of the index. By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to the future contracts or commodities underlying the index, or options, swaps or futures, based upon the future contracts or commodities underlying the index. The publishers of the index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the index or options, swaps or futures, based upon the futures contracts or commodities underlying the index.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citibank, N.A. – Commodity Derivatives Calculations, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will make certain determinations with respect to the Notes. Any of these determinations made by Citibank, N.A., in its capacity as calculation agent, including with respect to the calculation of the index level in the event of its unavailability, may adversely affect any payments to you.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon the Dow Jones-UBS Commodity Index Total ReturnSM Due December 22, 2011 (the “Notes”) are index-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately thirteen months. The Notes offer no principal protection.

The Notes will bear interest at a floating rate equal to three-month LIBOR. Interest on the Notes will be paid at maturity or upon your redemption or our call of the Notes. The three-month LIBOR will reset and be compounded two Business Days prior to the 22nd of each November, February, May and August.

At maturity or upon your redemption or our call of the Notes you will receive (i) the principal amount of the Notes plus (ii) the Supplemental Return Amount. The Supplemental Return Amount may be negative, zero or positive, and (iii) a coupon based on a floating rate of three-month LIBOR and the number of Elapsed Days. Therefore, the amount you receive at maturity or upon your redemption or our call of the Notes may be less than your initial investment in the Notes.

The Supplemental Return Amount includes a leverage factor of three times the principal amount of the Notes, will be based on the change in the value of the Dow Jones-UBS Commodity Index Total ReturnSM (the “Index”) from the date of this pricing supplement (the “Pricing Date”) to the relevant Index Business Day and will be determined after deducting (i) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the Pricing Date to but including that Index Business Day, and (ii) a 0.33% annual fee accrued from but excluding the Pricing Date to but including that Index Business Day. The deduction of the aforementioned factors will reduce the Supplemental Return Amount and therefore the return on your Notes, if any.

The aggregate principal amount of Notes issued will be US$28,000,000 (28,000 Notes). The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof. The Notes are a series of unsecured debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus. Any payments due on the Notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The CUSIP for the Notes is 1730T0KN8.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Coupon

You will receive a coupon at a floating rate of three-month LIBOR (USD-LIBOR-BBA) will be paid in cash at maturity or upon your redemption or our call of the Notes. The LIBOR determination date will be the second Business Day prior to November 22, 2010 (the “Issue Date”), in the case of the initial interest period and it will subsequently be reset and compounded two Business Days prior to the 22 of each November, February, May and August. If the Notes are redeemed by you or called by us, the coupon will be based on LIBOR interpolated for the relevant period.

The coupon will be calculated as follows:

Principal Amount * [Three-month LIBOR* Elapsed Days/360]

“Elapsed Days” are the number of calendar days from and including the Issue Date to and including the Maturity Date or the day of your redemption or our call of the Notes.

A “Business Day” is any day on which banking institutions in the City of New York or London, England are open for business.

Payment at Maturity

Unless redeemed by you or called by us, the Notes will mature on December 22, 2011. You will receive at maturity (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on December 15, 2011, and (iii) a coupon based on a floating rate of three-month LIBOR and the number of Elapsed Days.

Payment Upon Your Redemption

On any Index Business Day during the term of the Notes you may redeem the Notes you then hold, in whole only, in exchange for (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the same Index Business Day on which the notice of redemption is received by us or the next Index Business Day, as applicable.

Exercise of Your Redemption Option

If you elect to exercise your redemption option, you must offer to redeem at least 28,000 Notes (US$28,000,000) aggregate principal amount) at one time. To redeem your Notes on any Index Business Day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any Index Business Day during the term of the Notes; and (3) transfer your book-entry interest in the Notes to the trustee on our behalf on the fifth Index Business Day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any Index Business Day, your redemption will be effective on that Index Business Day. If we receive your official notice of redemption on a day that is not an Index Business Day or after 10:00 a.m. (New York City time) on any Index Business Day, your redemption will be effective on the first Index Business Day following that day.

Payment Upon Our Call

If on any Index Business Day during the term of the Notes the closing value of the Index is less than or equal to 85% of the Index Initial value, we will call the Notes for (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the Index Business Day following that Index Business Day and (iii) accrued interest computed based on a floating rate of three-month LIBOR and the number of Elapsed Days.

Supplemental Return Amount

The Supplemental Return Amount will be calculated as follows, whether at maturity, upon your redemption or our call:

The Index Initial, also called the Initial Index Value, is the closing value of the Index on the Pricing Date, which was 299.0496.

The Index Final, also called the Final Index Value is the closing value of the Dow Jones-UBS Commodity Index Total ReturnSM, published by CME Indexes, in conjunction with UBS, or its successor and displayed on Bloomberg Screen page DJUBSTR <INDEX> on any relevant Index Business Day.

The Tbill Amount on any Index Business Day is determined as follows:

“c” means that with respect to a Business Day d, the number of calendar days from (but excluding) the prior Business Day to (and including) such Business Day d.

“TBill(d-1)” means that with respect to an Index Business Day d, the most recent weekly auction high rate for 13 Week U.S. Treasury Bills, as reported on the website www.publicdebt.treas.gov/AI/OFBills under the column headed “Discount Rate %” published by the Bureau of Public Debt of the U.S. Treasury, or any successor source, on such Index Business Day d, provided, that if such auction high rate is not published on such Index Business Day d, TBill(d-1) shall be the rate published for the most recent previous auction.

“Index Business Day” means a day that is (or would have been, but for the occurrence of a Market Disruption Event) a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

If a Market Disruption Event relating to or one or more of the commodities contracts underlying the Index or any Successor Index (each an “index contract”) is in effect on the scheduled Final Valuation Date, the Calculation Agent will calculate the closing Index value in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

•

for each index contract that did not suffer a Market Disruption Event on the scheduled Final Valuation Date, the settlement price on the applicable Relevant Exchange of such index contract on the scheduled Final Valuation Date, and

•

for each index contract that did suffer a Market Disruption Event on the scheduled Final Valuation Date, the settlement price of such index contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such index contract (which trading day shall be deemed the Final Valuation Date for such index contract);

provided however that if a Market Disruption Event has occurred or is continuing with respect to such index contract on each of the five scheduled trading days following the scheduled Final Valuation Date, then (a) the fifth scheduled trading day shall be deemed the Final Valuation Date for such index contract and (b) the Calculation Agent will determine the price for such index contract on such fifth scheduled trading day acting in good faith and commercially reasonable matter, taking into account the latest available quotation for the settlement price of such index contract and any other information that in good faith it deems relevant.

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)	the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of an index contract;

(B)	the settlement price on a Relevant Exchange of an index contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)	the settlement price of an index contract is not published by the Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1)	a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2)	a decision to permanently discontinue trading in an index contract or options or futures contracts relating to the Index or any commodity underlying the Index.

For purposes of the above, (a) “Relevant Exchange” means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any Successor Index; and (b) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected index contract.

Discontinuance of the Index

If Dow Jones discontinues publication of the Dow Jones-UBS Commodity Index Total Return, and if Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, good faith, to be comparable to the relevant index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes. If Dow Jones discontinues the publication of the Dow Jones-UBS Commodity Index Total Return and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Dow Jones-UBS Commodity Index Total Return, the value to be substituted for the Dow Jones-UBS Commodity Index Total Return for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance. If Dow Jones discontinues publication of the Dow Jones-UBS Commodity Index Total Return prior to the determination of the Supplemental Return Amount and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of (a) the determination of the Supplemental Return Amount and (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Dow Jones-UBS Commodity Index Total Return or the relevant index as described in the preceding paragraph. If a successor index is selected or the Calculation Agent calculates a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether a Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-UBS Commodity Index Total Return may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be made in good faith at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones - UBS Commodity Index Total Return or a successor index is changed in any material respect, or if the Dow Jones - UBS Commodity Index Total Return or a successor index is in any other way modified so that the value of the Dow Jones - UBS Commodity Index Total Return or a successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a index comparable to the Dow Jones - UBS Commodity Index Total Return or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones - UBS Commodity Index Total Return or the successor index. Accordingly, if the method of calculating the Dow Jones - UBS Commodity Index Total Return or the successor index is so modified that the value of the Dow Jones - UBS Commodity Index Total Return or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Defeasance

The Notes are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.50% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A – Commodity Derivatives Calculations. All determinations made by the Calculation Agent will be made in good faith and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES-UBS COMMODITY INDEX TOTAL RETURNSM

The Dow Jones – UBS Commodity IndexSM (of which the Dow Jones – UBS Commodity Index Total ReturnSM is a sub-index) is a proprietary index designed to be a highly liquid and diversified benchmark for commodities investments. The Dow Jones – UBS Commodity IndexSM was created by AIG International, Inc. in 1998 and acquired by UBS Securities in May 2009, at which time UBS Securities and Dow Jones & Company, Inc. (“Dow Jones”) entered into an agreement to jointly market the index. Pursuant to such agreement, Dow Jones, in conjunction with UBS Securities, calculates the Dow Jones – UBS Commodity IndexSM (which is calculated on an excess return basis), the Dow Jones – UBS Commodity Index Total ReturnSM, a total return index based on the Dow Jones – UBS Commodity IndexSM , and a number of related indexes and sub-indexes, including the Dow Jones – UBS Commodity Index Total ReturnSM.

The Dow Jones – UBS Commodity IndexSM is currently comprised of futures contracts (each, an “Index Component”) on 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 19 commodities that currently comprise the Dow Jones – UBS Commodity IndexSM (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones – UBS Commodity IndexSM are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metals Exchange (the “LME”). The actual futures contracts comprising the Dow Jones – UBS Commodity IndexSM for 2009 are set forth in the table on the following page.

The Dow Jones – UBS Commodity IndexSM tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five Index Business Days each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Dow Jones – UBS Commodity IndexSM and for calculating its level is subject to modification by Dow Jones and UBS Securities at any time. Currently, Dow Jones disseminates the Dow Jones – UBS Commodity IndexSM level at approximately 15 second intervals from 8:00 a.m. to 3:30 p.m., New York time, and publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each Index Business Day on Bloomberg.

The Dow Jones – UBS Commodity IndexSM is computed on the basis of hypothetical investments in the basket of commodities included in the index. The index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a “Designated Contract” is selected by UBS Securities for each Index Commodity.

The Designated Contracts for each of the Index Commodities included in the Dow Jones – UBS Commodity IndexSM are traded on the CBOT, the LME, the Commodities Exchange (the “COMEX”), the Chicago Mercantile Exchange (the “CME”), the New York Board of Trade (“NYBOT”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Index Commodity	Designated Contract and Price Quote	Target Weighting(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	5.75%	LME	25 metric tons
Coffee	Coffee “C” cents/pound	2.56%	CSCE	37,500 lbs
Copper(2)	High Grade Copper cents/pound	7.64%	COMEX	25,000 lbs
Corn	Corn cents/bushel	7.09%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	2.00%	NYBOT	50,000 lbs
Crude Oil	Light, Sweet Crude Oil $/barrel	14.34%	NYMEX	1,000 barrels
Gold	Gold $/troy oz.	9.12%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	3.58%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.10%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	3.55%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	11.55%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	2.37%	LME	6 metric tons
Silver	Silver cents/troy oz.	3.29%	COMEX	5,000 troy oz.
Soybeans	Soybeans cents/bushel	7.91%	CBOT	5,000 bushels
Soybean Oil	Soybean Oil cents/pound	3.00%	CBOT	60,000 lbs
Sugar	World Sugar No. 11 cents/pound	2.89%	NYBOT	112,000 lbs
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending cents/gallon	3.53%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	4.70%	CBOT	5,000 bushels
Zinc	Special High Grade Zinc $/metric ton	3.02%	LME	25 metric tons

(1)	The Supervisory Committee reviews and sets the target weightings of the 19 commodities currently included in the index on an annual basis with the new target weightings taking effect each January. The column in the above table titled “Target Weighting” reflects the target weightings for 2010.
(2)	The index uses the high-grade copper contract traded on the COMEX Division of the NYMEX for copper contract prices and LME volume data in determining the weighting for the index.

Commodity Groups

For purposes of applying the diversification rules discussed below, the commodities available for inclusion in the Index are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group	Commodity
Energy:	Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Oil
Wheat
Softs:	Cocoa
Coffee
Cotton
Sugar

Annual Re-weighting and Rebalancing of the Index

In consultation with the Dow Jones UBS Commodity Index Advisory Committee (the “Advisory Committee”), the Dow Jones UBS Commodity Index Supervisory Committee (the “Supervisory Committee”) meets annually to determine the composition of the Dow Jones – UBS Commodity IndexSM in accordance with the rules established in the index handbook. The Supervisory Committee consists of two members appointed by UBS Securities and one member appointed by Dow Jones. Advisory Committee members are drawn from the academic, financial and legal communities. The new target weights for the commodity components were determined and approved by the Supervisory Committee in 2009 with changes in index composition effective January 2010.

The relative weightings of the component commodities included in the index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Dow Jones – UBS Commodity Index, the following diversification rules are applied to the annual re-weighting and rebalancing of the index as of January of the applicable year:

No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the index;

No single commodity may constitute more than 15% of the index;

No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index; and

No single commodity in the index (e.g., natural gas or silver) may constitute less than 2% of the index.

Following the annual re-weighting and rebalancing of the index in January, the percentage of any single commodity or group of commodities at any time prior to the next re-weighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the index by calculating the new unit weights for each Index Commodity. On the fourth Index Business Day of the month of January following the calculation of the CIPs (the commodity index multiplier (“CIM”) determination date, or “CIM Determination Date”), the CIPs are combined with the settlement prices of all of the commodities to be included in the index for such day to create the CIM for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the index will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Dow Jones – UBS Commodity IndexSM is calculated by Dow Jones, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Dow Jones – UBS Commodity IndexSM is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the index to calculate the current level of the index.

The following is a list of the Index Components included in the Dow Jones – UBS Commodity IndexSM for 2010, as well as their respective CIMs for 2010:

Index Commodity	2010 CIM
Aluminum	0.093313250
Coffee	67.555931980
Copper	83.345322150
Corn	63.498345270
Cotton	102.561827940
Crude Oil	6.442287900
Gold	0.300577400
Heating Oil	61.015933090
Lean Hogs	117.133907830
Live Cattle	154.592562100
Natural Gas	75.018285140
Nickel	0.004797660
Silver	6.697330510
Soybeans	277.428364950
Soybean Oil	28.826366550
Sugar	386.182946930
Unleaded Gasoline	61.351716560
Wheat	31.528769180
Zinc	0.043403840

Calculation of the “Total Return”

The Dow Jones – UBS Commodity Index Total ReturnSM reflects the return on a fully collateralized investment in the Dow Jones – UBS Commodity Index. The value of the Dow Jones – UBS Commodity Index Total ReturnSM, the Index to which the notes are linked, is calculated by including interest that could be earned on cash collateral invested in specified U.S. Treasury Bills.

Historical Data on the Dow Jones-UBS Commodity Index Total ReturnSM

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of Dow Jones-UBS Commodity Index Total ReturnSM, as reported by Reuters. These historical data on the Dow Jones-UBS Commodity Index Total ReturnSM are not indicative of the future performance of the Dow Jones-UBS Commodity Index Total ReturnSM or what the value of the Notes may be. Any historical upward or downward trend in the Dow Jones-UBS Commodity Index Total ReturnSM during any period set forth below is not an indication that the Dow Jones-UBS Commodity Index Total ReturnSM is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2005
Quarter
First	289.1980	247.6270
Second	284.6270	256.9550
Third	318.7470	272.4890
Fourth	323.3930	292.6590
2006
Quarter
First	314.3040	287.7640
Second	342.8290	299.5510
Third	331.7460	291.3140
Fourth	329.1400	290.8660
2007
Quarter
First	329.9230	294.4300
Second	340.5880	325.6810
Third	351.3340	313.5900
Fourth	366.0480	336.8910
2008
Quarter
First	434.3360	358.2020
Second	466.4380	396.0300
Third	474.2070	334.8160
Fourth	335.1740	212.5270
2009
Quarter
First	247.3250	204.4070
Second	262.9030	215.4930
Third	266.5920	227.0850
Fourth	280.9988	249.1130
2010
Quarter
First	291.0046	253.9559

Second	274.4872	244.9742
Third	281.7853	248.9232
Fourth (through November 15)	313.1242	278.1343

The closing value of the Dow Jones-UBS Commodity Index Total ReturnSM as of November 15, 2010 was 299.0496.

License Agreement

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Commodity Index Total ReturnSM” and “Dow Jones-UBS Precious Metals Subindex Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-UBS Commodity Index Total ReturnSM, which is determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and UBS Securities have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-UBS Commodity Index Total ReturnSM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the purchasers of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Precious Metals Subindex Total ReturnSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity Index Total ReturnSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity Index Total ReturnSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Index Total ReturnSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-UBS Commodity Index Total ReturnSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Index Total ReturnSM components in connection with the Notes. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Index Total ReturnSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX TOTAL RETURNSM OR ANY DATA RELATED THERETO AND NONE OF DOW

JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., PURCHASERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEX TOTAL RETURNSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEX TOTAL RETURNSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND CITIGROUP GLOBAL MARKETS INC., OTHER THAN UBS AG.

All disclosures contained in this pricing supplement regarding the Dow Jones-UBS Commodity Index Total ReturnSM including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones, UBS Securities, or UBS AG. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations that may be relevant to a beneficial owner of a Note who purchases the Note at original issuance at the issue price, who holds the Note as a capital asset, and who is a U.S. domestic corporation or other entity that generally is subject to U.S. federal income tax on a net income basis (a “U.S. holder”). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described in this pricing supplement, possibly with retroactive effect. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as mutual funds, dealers or traders in securities, financial institutions, tax-exempt entities, holders that hold the Notes as a part of a hedging, straddle, conversion or other integrated transaction, or U.S. Holders (as defined below) whose functional currency is not the United States dollar.

The discussion set out below is intended only as a summary of certain United States federal income tax consequences of an investment in the Notes. Prospective investors are urged to consult their tax advisors as to the tax consequences of an investment in the Notes, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

No statutory, administrative or judicial authority directly addresses the treatment of the Notes for U.S. federal income tax purposes. The characterization of the Notes for such purposes therefore is uncertain. Prospective investors should consult their tax advisors regarding the characterization of the Notes. In general, however, the Internal Revenue Service could take the view that all or a portion of the return on the Notes should be included in income on a current basis, in which event that return would be taxable as ordinary income. Prospective investors should consult their advisors regarding the amount and character of any gain or loss on the sale, retirement or other taxable disposition of the Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$28,000,000 principal amount of Notes (28,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$28,000,000 principal amount

Notes Based Upon the

Dow Jones-UBS Commodity Index

Total ReturnSM

Due December 22, 2011

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 15, 2010

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)